Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

03 AUG 25 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



03029449

Murten, 15.08.2003

Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press releases as well as the interim report 2003 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Very truly yours,

Preben Sundenaes
Group Finance Director

b_sec&ex2242003.doc

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Saia-Burgess launches new Internet site

With its new Internet site Saia-Burgess now offers clients throughout the world easier and faster access to products and services as well as transparent and up-to-date information on the development of the company for the capital market. It took just six months for Saia-Burgess, with headquarters in Murten, to complete the demanding project in conjunction with Aseantic AG in Biel.

As a group of companies that operates internationally, the new website (www.saia-burgess.com) gives Saia-Burgess an Internet portal that takes equal account of the globalisation of the markets and the ever growing importance of the Internet as a link to both existing and new clients throughout the world. This will enable Saia-Burgess to consolidate its position in Europe as well as to continue expanding in North America and Asia. Product information, in particular, has been improved significantly.
Saia-Burgess plans to further develop its Internet site on a continual basis by constantly expanding its offering. The existing websites for the USA, Asia and the Controls Division will be gradually adapted to the new site.
In December 2002, after conducting an evaluation of five Web providers, Saia-Burgess chose the Biel-based firm of Aseantic AG. Following a three-month concept phase the project was completed in the second quarter of 2003. Saia-Burgess is very satisfied with the result that was achieved with a competent, local partner.

Murten, July 11, 2003

Further information

Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

05.08.03	Interim Report, 2003
21.10.03	Sales announcement, 3rd quarter 2003

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Sales at same level as previous year, good development in the automotive segment

Sales for the first six months of 2003 reached the level of the previous year at CHF 239.3 million despite the continued difficult economic environment and an adverse movement in exchange rates. Sales in the second quarter of 2003 were maintained at the same level as in the first three months of the year. After currency adjustments, sales increased by 9.6 million to CHF 248.9 million. EBITA reached CHF 19.0 million, the EBITA margin 8.0 percent. Net income was CHF 10.1 million. Positive development was particularly noted in the Automotive Division.

Growth offset by currency impacts

Sales of CHF 239.3 million (same level as previous year) benefited from internal growth (CHF 5.3 million) and acquisition led growth from the acquired business of TH-Contact (CHF 4.1 million). Negative currency impacts amounted to CHF 9.6 million. The growth was offset by the strength of the Swiss Franc mainly against the USD and GBP. EBITA (earnings before interest, tax and amortisation) dropped to CHF 19.0 million (CHF 22.8 million) as a result of currency exchange losses, slightly increased overheads and a slightly lower margin on sales. Net income of CHF 10.1 million (CHF 12.7 million) represents 4.2 percents (5.3 percents) of sales. Compared to December 31, 2002 (CHF 54.1 million), the Group's net working capital increased to CHF 78.2 million. Net working capital requirements at half year are generally higher as the Group's business in the month of June is considerably stronger than in the month of December and in June the inventory includes a build-up for the holiday period. Additionally, net working capital at June 30, 2003 also increased due to slightly extended payment terms on trade receivables as a result of a change in customers mix and temporarily higher stocks attributable to inventory taken over from TH-Contact.

Automotive Division increases sales and profit

The Automotive Division was also successful in the first half year of 2003. By clearly focussing on comfort and safety applications, it has been possible to generate additional growth contrary to the worldwide trend in the automotive business. Sales rose by 3.3 percent to CHF 122.3 million (CHF 118.4 million) and EBITA increased by 3.7 percent to CHF 10.9 million (CHF 10.5 million), leaving EBITA margin unchanged at 8.9 percent. Activity levels are projected directly on the basis of customers project planning and overall development is set to be very positive in the coming months.

In the first half of 2003 the Industry Division achieved sales of CHF 96.0 million (CHF 100.1 million). However, excluding currency adjustments underlying sales rose by 3.4 percent to CHF 103.5 million. The Division, with roughly 40 percent of its sales in North America, was particularly affected by movements in the USD exchange rate. In the Industry Division's sales, sales from the company TH-Contact AG, which business was taken over in September 2002, amounting to CHF 4.1 million are included. The Division's EBITA for the first six months was CHF 8.1 million (CHF 9.6 million). In view of the difficult background, the reduced EBITA margin of 8.4 percent (9.6 percent) should be assessed as satisfactory. In Europe, business developed positively; with higher capital investments in the industrial segment in North America the market is expected to improve slightly in the second half of the year.

In the first half of 2003 the Controls Division, which in Europe is focused on the market areas of processing control and infrastructure automation, held sales at CHF 21.0 million (CHF 21.0 million) despite a difficult background. EBITA at CHF 0.4 million (CHF 1.1 million) reflects expenditures in the renewal of technology and the product portfolio. New, competitive products should have a positive influence on the development of Controls Division income even if there is a slight delay in the economic upturn.

Outlook

Saia-Burgess Group anticipates a slight increase in turnover for 2003 compared with the previous year. Measures already introduced to reduce costs will begin to bear fruit in the second half of the year. However, in order to bring profit for the full year into line with the same level last year, and thereby compensate the result seen in the first half of 2003, improved market and economic conditions will have to prevail. This seems somewhat unlikely from today's view. Concentration is being applied vigorously to the start-up of various projects and the preparation of the necessary manufacturing capacity. The new projects will contribute to the turnover in 2004.

Murten, August 5, 2003

Further information

Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

21.10.2003	Sales announcement, 3rd quarter 2003
23.03.2004	Presentation of results to media and investors
05.05.2004	Annual General Meeting in Murten

saia-burgess
Smart solutions for comfort and safety

Interim Report 2003



Saia-Burgess Group
Sales at same level as previous year, good development in the automotive segment

Sales for the first six months of 2003 reached the level of the previous year at CHF 239.3 million despite the continued difficult economic environment and an adverse movement in exchange rates. Sales in the second quarter of 2003 were maintained at the same level as in the first three months of the year. After currency adjustments, sales increased by CHF 9.6 million to CHF 248.9 million. EBITA (earnings before interest, taxes and amortisation) reached CHF 19.0 million, the EBITA margin 8.0 percent. Net income was CHF 10.1 million. Positive development was particularly noted in the Automotive Division.

Saia-Burgess
Key Figures

CHF million	1st half 2003	1st half 2002
Sales	**239.3**	**239.5**
Change on previous year, in %	-0.1%	-0.8%
EBITDA [1]	**30.9**	**34.2**
Change on previous year, in %	-9.7%	-1.9%
as % of sales	12.9%	14.3%
EBITA [2]	**19.0**	**22.8**
Change on previous year, in %	-16.5%	-4.6%
as % of sales	8.0%	9.5%
EBIT [3]	**16.4**	**20.4**
Change on previous year, in %	-19.7%	-4.8%
as % of sales	6.8%	8.5%
Net income	**10.1**	**12.7**
Change on previous year, in %	-20.8%	9.6%
as % of sales	4.2%	5.3%

[1] Earnings before interest, tax, depreciation and amortisation

[2] Earnings before interest, tax and amortisation

[3] Earnings before interest and tax

CHF	1st half 2003	1st half 2002
Share indicators		
Earnings per share	16.63	20.87
Diluted earnings per share	16.62	20.87
Net asset per share	239.91	212.11
Share price (28.06.2002)		495.00
Share price (27.06.2003)	379.00	
Market capitalisation 27.06.2003/28.06.2002 (CHF million)	231.47	301.94

Timetable

21.10.2003	Publication of 3rd quarter results
23.03.2004	Presentation of results to media and analysts
05.05.2004	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten

Saia-Burgess Group

Sales at same level as previous year, good development in the automotive segment

Overview

The Group's reported sales of CHF 239.3 million (same period 2002: CHF 239.5 million) benefited from internal growth of 2.0 percent as well as acquisition led growth of 1.8 percent but were hit by negative currency impacts of 3.9 percent. Earnings before interest, tax and amortisation (EBITA) decreased to CHF 19.0 million (CHF 22.8 million) as a result of currency exchange losses, slightly increased overheads and a slightly lower margin on sales. Net income of CHF 10.1 million (CHF 12.7 million) represents 4.2 percent (5.3 percent) of sales.

In Europe the first six months of 2003 continued to be in a very difficult business environment, where the major countries were showing a stagnation. As a consequence, capital investments were delayed and consumers held back purchases. Fears of unemployment and pension shortfalls created an environment where savings became a priority. North America has achieved a certain stabilisation after the end of the war in Iraq. With higher capital investments the industrial situation is expected to improve slightly over the coming months. Asia was affected by the SARS epidemic, luckily this was only of short-term nature and the region is expected to continue with its aggressive growth rate.

Financial Review

Sales

The Group's sales of CHF 239.3 million in the first half of 2003 remained at the level of the previous year (CHF 239.5 million). Internal growth of CHF 5.3 million and growth resulting from the acquired business of TH-Contact of CHF 4.1 million were offset by the strength of the Swiss franc mainly against the USD and GBP. Negative currency impacts amounted to CHF 9.6 million.

Profitability

The overall gross margin on the Group's sales declined slightly from 28.0 percent to 27.6 percent. A change in product mix arose due to the introduction of new products with higher material content which could only partly be compensated by the ongoing cost optimisation process. EBITA dropped by CHF 3.8 million to CHF 19.0 million (CHF 22.8 million) and the EBITA margin on sales dropped from 9.5 percent to 8.0 percent in the corresponding period this year. It was not possible to keep EBITA on the level of the previous year as a result of the decrease in gross profit of CHF 1.1 million, an increase in overheads of CHF 0.7 million mainly attributable to IAS 19 pension provisions and negative currency impacts on loans, which generated losses of CHF 0.3 million this year compared to CHF 2.2 million gains in the same period in 2002. The income from associated companies of CHF 0.6 million could only partly offset our share of the loss from MiCS amounting to CHF 0.7 million (2002: net loss CHF 0.6 million). The EBITA achieved on the business acquired from TH-Contact amounted to CHF 0.9 million. Interest expense benefited from favourable interest rates and decreased from CHF 3.0 million in the first six months of 2002 to CHF 2.4 million this year. The Group's tax rate increased to 27.5 percent of income before taxes (26.7 percent). This reflects higher taxable income generated in higher tax rate countries. Net income of CHF 10.1 million (CHF 12.7 million) represents 4.2 percent (5.3 percent) of sales.

Financial position

Compared to December 31, 2002 (CHF 54.1 million), the Group's net working capital increased to CHF 78.2 million. Net working capital requirements at half-year are generally higher as the Group's business in the month of June is considerably stronger than in the month of December and in June the inventory includes a build-up for the holiday period. Additionally, net working capital at June 30, 2003 also increased due to slightly extended payment terms on trade receivables as a result of a change in customers mix and temporarily higher stocks attributable to inventory taken over from TH-Contact.

Capital expenditure increased by CHF 2.0 million to CHF 9.3 million (CHF 7.3 million). In particular, the Automotive Division had additional requirements due to the setting-up of production in Hatvan (Hungary) and in preparation for the anticipated substantially higher output in the year 2004. Acquisition investments reached just over CHF 2.2 million and included CHF 1.2 million for a 20 percent shareholding in Cetronic AG, 49 percent of IP Trading Ges.m.b.H. of CHF 0.026 million and an increase in the investment in MicroChemical Systems SA (MiCS) of CHF 1.0 million. The acquisition of the shareholding in Cetronic AG became effective on January 6, 2003 although cash out was in December 2002.

The increase in net indebtedness to CHF 119.4 million (CHF 107.1 million) at June 30, 2003 mainly reflects the additional cash absorbed in net working capital. With the expected decrease in net working capital, the net indebtedness at the end of the year will be reduced considerably. The ratio of net debt to equity amounts to 82.1 percent per June 30, 2003 (76.9 percent per December 31, 2002).

Business Review

Automotive Division: Increased sales and income

The Automotive Division was also successful in the first half-year of 2003. By clearly focussing on comfort and safety applications, it has been possible to generate additional growth contrary to the worldwide trend in the automotive business. Sales rose by 3.3 percent to CHF 122.3 million (CHF 118.4 million) and EBITA increased by 3.7 percent to CHF 10.9 million (CHF 10.5 million), leaving EBITA margin unchanged at 8.9 percent. Activity levels are projected directly on the basis of customers' project planning and overall development is set to be very positive for the Automotive Division in the coming months.

Highlights

- In both the first and second halves of 2003 preparations are underway to introduce eight of the previously announced important projects. These new projects should generate approx. CHF 30 million in additional sales over the coming 18 months. In view of these projects, production capacity for switches and switch subsystems will be doubled at the Hatvan plant in Hungary over the course of this year.
- Production start on the following models, which contain a variety of products from Saia-Burgess, happened in the first half of 2003 or is planned for the second half-year as well as in 2004: VW Touran, Golf V, Passat and Touareg, Audi A3 , BMW new series 1 and 5, Opel Astra and Zafira, Alfa 156, Renault New Scénic, MG Rover, Land Rover, Seat Toledo, Ford Focus, Mazda 323, Volvo S40 and V40.

Industry Division: After currency adjustments: increased sales

In the first half of 2003 the Industry Division achieved sales of CHF 96.0 million (CHF 100.1 million). However, excluding currency adjustments underlying sales rose by 3.4 percent to CHF 103.5 million. The Division, with roughly 40 percent of its sales in North America, was particularly affected by movements in the USD exchange rate. In the Industry Division's sales, sales from the company TH-Contact AG, which business was taken over in September 2002, amounting to CHF 4.1 million are included. The Division's EBITA for the first six months was CHF 8.1 million (CHF 9.6 million). In view of the difficult background, the reduced EBITA margin of 8.4 percent (9.6 percent) should be assessed as satisfactory. Further cost reduction measures were introduced in the first half of 2003. Moreover, the benefits of transferring production to China will only fully come to fruition in the second half of 2003, not least in consequence of the SARS epidemic which delayed the transfer of projects. The Industry Division's business overall is developing positively in Europe. With higher capital investments in the industrial segment in North America, the market is expected to improve slightly in the second half of the year.

Highlights Europe and Asia

- The activities of TH-Contact AG, Reinach BL were very successfully integrated into the Gateshead plant (UK) over the course of the first quarter of 2003. TH-Contact's high quality control switches complement the range of industrial switches.
- On June 23, 2003 the Guangzhou plant (China) started production on its first stepper motors for Chinese and European customers. The Guangzhou factory includes a competence centre for the adaptation of existing products to the specific needs of customers in Asia, local production and direct sales to customers in China. The new company enables Saia-Burgess to compete directly with both local and international suppliers in China's growing home market. In addition, Group companies in Europe and the USA will also be supported in the procurement of components from the Far East.

Highlights North America

- In air conditioning compressors, a special solenoid assembly has been developed that operates to boost the compressors efficiency on demand. The preproduction launch has started in 2003, in 2004 bigger volumes are expected.

Controls Division: Renewal of technology and the product portfolio

In the first half of 2003 the Controls Division, which in Europe is focused on the market areas of processing control and infrastructure automation, held sales at CHF 21.0 million (CHF 21.0 million) despite a difficult background. EBITA at CHF 0.4 million (CHF 1.1 million) reflects expenditures in the renewal of technology and the product portfolio. New, competitive products should have a positive influence on the development of the Controls Division income even if there is a delay in the economic upturn.

Highlights

- For the Ritz Carlton Hotel in Berlin, which will open in 2004, Saia-Burgess is supplying the necessary controllers for its infrastructure automation. This project has been realised by a local system integrator.
- For safety applications in the Lötschberg railway tunnel, as of 2004 programmable logic controllers, terminals and remote I/O stations to a value of approx. CHF 0.9 million will be supplied.

Outlook

The Saia-Burgess Group anticipates a slight increase in turnover for 2003 compared with the previous year. Measures already introduced to reduce costs will begin to bear fruit in the second half of the year and continue from there. However, in order to bring profit for the full year into line with the same level last year, and thereby compensate the result seen in the first half of 2003, improved market and economic conditions will have to prevail. This seems somewhat unlikely from today's view.

Concentration is being applied vigorously to the start-up of various projects and the preparation of the necessary manufacturing capacity which will then contribute to the turnover in 2004.

Consolidated Balance Sheet

CHF ,000	30.06.2003	31.12.2002
Assets		
Cash [1]	-10,977	10,707
Trade receivables	80,268	63,743
Other receivables and prepayments	17,469	15,535
Inventories	59,516	51,575
Current assets	**146,276**	**141,560**
Land and buildings	56,397	56,052
Machinery and equipment	69,152	71,035
Deferred tax asset	7,742	7,693
Goodwill	75,420	78,107
Investments in associates	10,729	9,217
Non-current assets	**219,440**	**222,104**
Total assets	**365,716**	**363,664**
Liabilities and shareholders' equity		
Short-term debt	45,163	41,849
Trade payables	46,489	44,430
Other payables and accruals	32,523	32,274
Tax liabilities	3,688	1,828
Short-term liabilities	**127,863**	**120,381**
Long-term loans	63,265	75,988
Long-term provisions	7,916	6,758
Deferred tax liabilities	21,184	21,174
Long-term liabilities	**92,365**	**103,920**
Total liabilities	**220,228**	**224,301**
Share capital	30,538	30,538
Reserves	114,950	108,825
Total shareholders' equity	**145,488**	**139,363**
Total liabilities and shareholders' equity	**365,716**	**363,664**
Operating capital employed	218,573	196,318

[1] Overdraft facility available CHF 25.0 million.

Consolidated Statement of Income

CHF ,000	1st half 2003	1st half 2002
Sales	**239,305**	**239,501**
Cost of sales	173,263	172,332
Gross profit	**66,042**	**67,169**
Sales and marketing	19,259	19,601
Research and development	13,716	13,947
Administration/other operating expenses	13,663	12,422
Total operating expenses	**46,638**	**45,970**
Operating income	**19,404**	**21,199**
Goodwill amortisation	–2,687	–2,445
Other (expense) income	–366	1,598
Earnings before interest and tax (EBIT)	**16,351**	**20,352**
Interest expense, net	2,433	2,985
Income before tax	**13,918**	**17,367**
Total income taxes	**3,833**	**4,636**
Net income	**10,085**	**12,731**
Earnings per share (EPS) in CHF	16.63	20.87
Diluted earnings per share in CHF	16.62	20.87

Consolidated Statement of Cash Flows

CHF ,000	1st half 2003	1st half 2002
Income before tax	**13,918**	**17,367**
Depreciation of tangible fixed assets	11,833	11,398
Amortisation of goodwill	2,687	2,445
Decrease in investments in associates	111	902
Increase in long-term provisions	1,037	455
Revaluation of loans	654	-2,171
Interest expense, net	2,433	2,985
Operating cash flow before working capital changes	32,673	33,381
(Increase) of trade receivables	-14,792	-9,626
(Increase) in other current assets	-1,739	-5,272
(Increase) of inventories	-7,268	-2,866
Increase of trade payables	1,102	2,671
(Decrease) Increase of other current liabilities	-532	5,873
Cash generated from operations	9,444	24,161
Interest paid	-2,330	-2,988
Income taxes paid	-2,019	-7,550
Cash flow from operating activities	**5,095**	**13,623**
Purchase of plant and equipment	-8,675	-7,201
Purchase of land and buildings	-590	-136
Proceeds from disposals of tangible fixed assets	49	56
Cash used for acquisitions	-2,220	0
Cash flow from investing activities	**-11,436**	**-7,281**
Treasury shares, options exercised	-2	69
Dividends paid	-6,066	-6,108
Decrease in loans	-9,219	-5,953
Cash flow from financing activities	**-15,287**	**-11,992**
Effect of foreign currency translation	-56	-3,100
Net Decrease in cash	-21,684	-8,750
Cash at beginning of the year	10,707	12,095
Cash at end of period	**-10,977**	**3,345**

Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	-4,121	6,342
EBITA	19,038	22,797
EBITDA	30,871	34,195

Consolidated Statement of Shareholders' Equity

CHF .000	Total share capital	Share premium	Treasury shares	Retained earnings	Total reserves	Total shareholders' equity
Balance as at January 1, 2002	**30,538**	**36,793**	**–1,122**	**53,446**	**89,117**	**119,655**
Net income 2002				22,928	22,928	22,928
Acquisition of treasury shares			–620	–359	–979	–979
Dividend				–6,108	–6,108	–6,108
Currency translation adjustment				3,867	3,867	3,867
Balance as at December 31, 2002	**30,538**	**36,793**	**–1,742**	**73,774**	**108,825**	**139,363**
Net income June 2003				10,085	10,085	10,085
Acquisition of treasury shares			–181		–181	–181
Dividend				–6,066	–6,066	–6,066
Currency translation adjustment				2,287	2,287	2,287
Balance as at June 30, 2003	**30,538**	**36,793**	**–1,923**	**80,080**	**114,950**	**145,488**

The share capital as of June 30, 2003 consists of 610,750 registered shares of CHF 50 nominal value each.

As of June 30, 2003 the Group owned 4,319 treasury shares.

Together with the restructuring of the Group in early 1998 certain assets were revalued on the basis of independent valuations. The resulting net effect was booked to capital reserves within retained earnings.

Accounting Principles and Notes to the Consolidated Financial Statements

Accounting principles

The unaudited consolidated interim statements of the Group have been drawn up in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting".

The same accounting principles apply as were used for the consolidated financial statements for 2002, except for deferred taxes that are not adjusted for Interim Reports.

Notes

1. Seasonality

The Group's operations are not subject to significant seasonal or cyclical fluctuations and the increase in working capital at half-year point is mainly attributable to stronger levels of activity in the lead-in to the end of the first six month's trading period, and in the month of June in particular.

2. Segment information

CHF million	1st half 2003	1st half 2002
Sales	**239.3**	**239.5**
Change on previous year	–0.1%	–0.8%
Automotive	122.3	118.4
Industry	98.3	101.8
Controls	21.0	21.0
Inter-divisional sales Industry	–2.3	–1.7
Earnings before interest and tax (EBIT)	**16.4**	**20.4**
Change on previous year	–19.7%	–4.8%
as % of sales	6.8%	8.5%
Automotive	10.9	10.5
Industry	8.1	9.6
Controls	0.4	1.1
Others [1]	–0.4	1.6
EBITA	19.0	22.8
Goodwill	–2.6	–2.4

[1] Others consist of		
exchange (losses)/gains on loans	–0.3	2.2
losses from investments in associates	–0.1	–0.6
Total	**–0.4**	**1.6**

3. Long-term loans

	EUR million	USD million
Balance January 2003	7.0	46.8
Repaid January to June 2003	–1.0	–5.6
Reclassified to short-term	–0.1	–1.6
Balance June 2003	5.9	39.6

4. Dividends

Saia-Burgess Electronics Holding AG pays only one dividend in each financial year and does not pay interim dividends.

The following dividend related to 2002 has been paid on May 13, 2003 in conformity with the decision taken at the Ordinary General Meeting on May 8, 2003.

	CHF
Dividend per share	10.00
resulting in a total dividend (based on 606,584 shares with right to dividend) of	6,065,840.00

Principal exchange rates

CHF per	1 EUR	1 USD	1 GBP
Average January/June 2003	1.49	1.35	2.18
Average January/June 2002	1.47	1.64	2.37
Rates end of June 2003	1.54	1.35	2.23
Rates end of December 2002	1.45	1.39	2.22
Rates end of June 2002	1.47	1.49	2.28

saia-burgess
Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
T +41 26 672 72 04
v.poretti@saia-burgess.com